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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*


                             Euronet Services Inc.
                               (Name of Issuer)

                          Common Stock, $.02 par value
                         (Title of Class of Securities)

                                  0002987361
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                    SCHEDULE 13G

Item 1(a).  NAME OF ISSUER:  Euronet Services Inc.

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            14-24 Horvat U., 1027 Budapest, Hungary.

Item 2(a). NAMES OF PERSONS FILING: Poland Partners, L.P., Poland Partners Management, L.P., and Poland Partners Management Company.

            Poland Partners Management Company is the sole General Partner of Poland Partners Management, L.P. and Poland Partners Management, L.P. is the sole General Partner of Poland Partners, L.P.

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of Poland Partners Management Company, Poland Partners Management, L.P., and
            Poland Partners, L.P. is c/o Landon Bulter & Company, 700
            13th Street, N.W., Suite 150, Washington, DC 20005.

ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 13, 1998 AND FILED ON BEHALF OF POLAND PARTNERS, L.P., POLAND PARTNERS MANAGEMENT, L.P., AND POLAND PARTNERS MANAGEMENT COMPANY WITH RESPECT TO THE COMMON STOCK OF EURONET SERVICES INC. REMAIN UNCHANGED.

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                                  SIGNATURES

   After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated:  March 13, 1998

                                     Poland Partners Management Company


                                     By:  /s/ Steven J. Buckley
                                          ------------------------------------
                                          Steven J. Buckley
                                          President




                                     Poland Partners Management, L.P.

                                     By:  Poland Partners Management Company,
                                          its general partner

                                     By:  /s/ Steven J. Buckley
                                          ------------------------------------
                                          Steven J. Buckley
                                          President



                                     Poland Partners, L.P.

                                     By:  Poland Partners Management, L.P.,
                                          its general partner

                                     By:  Poland Partners Management Company,
                                          its general partner


                                     By:  /s/ Steven J. Buckley
                                          ------------------------------------
                                          Steven J. Buckley
                                          President


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                                                                   EXHIBIT 1

                                   AGREEMENT


      Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Euronet Services Inc.

      This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

      EXECUTED this 13th day of March, 1998.



                                     Poland Partners Management Company


                                     By:  /s/ Steven J. Buckley
                                          ------------------------------------
                                          Steven J. Buckley
                                          President



                                     Poland Partners Management, L.P.


                                     By:  Poland Partners Management Company,
                                          its general partner


                                     By:  /s/ Steven J. Buckley
                                          ------------------------------------
                                          Steven J. Buckley
                                          President



                                     Poland Partners, L.P.


                                     By:  Poland Partners Management, L.P.,
                                          its general partner

                                     By:  Poland Partners Management Company,
                                          its general partner


                                     By:  /s/ Steven J. Buckley
                                          ------------------------------------
                                          Steven J. Buckley
                                          President